March 24, 2016
VIA EDGAR

Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: The Hain Celestial Group, Inc.
Form 8-K
Furnished February 1, 2016
File No. 000-22818

Dear Mr. Skinner:

The Hain Celestial Group, Inc. (hereinafter referred to as the “Company” or “we”) submits this letter in response to the comments contained in the letter from the staff of the Division of Corporate Finance (“the Staff”) of the U.S. Securities and Exchange Commission dated March 14, 2016 regarding the above referenced filing and have provided the below responses. For ease of reference, we have repeated the text of each of the Staff’s comments prior to our responses.
Form 8-K furnished February 1, 2016

1.The presentation of adjusted EBITDA shown on page 6 of Exhibit 99.1 includes a line item captioned “adjustments”. After considering note (a) to the presentation and the information on pages 9 through 12, the specific items included in the “adjustments” line item appears unclear. Accordingly, revise your presentation to include a clearly understandable reconciliation of adjusted EBITDA to the most directly comparable GAAP measure. See Item 10(e)(1)(i)(B) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and in all future filings will provide more disclosure within our reconciliation of adjusted EBITDA to the most directly comparable GAAP measure.

The Company anticipates revising its reconciliation of adjusted EBITDA in the Non-GAAP Financial Measures section within future filings as set forth in Appendix A to this letter (subject to any changes resulting from current events). The revised disclosure presented in Appendix A is based on page 6 of the Form 8-K, Exhibit 99.1, for the second quarter ended December 31, 2015.

2.
The reconciliations appearing on pages 9 and 11, in the form of full income statements, appear to result in non-GAAP amounts being presented with greater prominence than GAAP amounts. This is particularly so given your presentation of prior period comparative amounts on a non-GAAP basis only. Revise your presentation to provide reconciliations in a form other than a full income statement. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

Response

The Company respectfully acknowledges the Staff’s comment and will not present a full statement of income for our Reconciliation of GAAP Results to Non-GAAP Measures (such as that shown on pages 9 and 11 of Exhibit 99.1 in our Form 8-K on February 1, 2016) in future Item 2.02 Form 8-K filings or elsewhere. Accordingly, we propose to make the following modifications to our presentation of non-GAAP financial measures for historical results in future Item 2.02 Form 8-K filings:

•
We will not present non-GAAP measures in a format that appears to be a non-GAAP income statement. Instead, to the extent that we present multiple non-GAAP measures in a table, the table will be presented as a reconciliation of GAAP results to selected non-GAAP measures.

•	We will alter the presentation so that it only presents selected non-GAAP measures and does not appear to be a full non-GAAP income statement.

The Company anticipates revising its Reconciliation of GAAP Results to Non-GAAP Measures within all future filings as set forth in Appendix B to this letter (subject to any changes resulting from current events). The revised disclosure presented in that Appendix is based on page 9 of the Form 8-K, Exhibit 99.1, for the second quarter ended December 31, 2015. The Company would make similar revisions to the reconciliation on page 11 of that Form 8-K. In future filings, the Company will continue to include the presentation of non-GAAP financial measures in a manner consistent with the presentation on pages 10 and 12 of that Form 8-K.

**************

We acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (516) 587-5039 should you wish to discuss the matters addressed above or other issues relating to this correspondence.

Very truly yours,

/s/ Pasquale Conte

Pasquale Conte
Executive Vice President and Chief Financial Officer

cc:	Denise Faltischek
Executive Vice President and General Counsel, Chief Compliance Officer

Appendix A

For the three and six months ended December 31, 2015 and 2014, adjusted EBITDA was calculated as follows:

	3 Months Ended		6 Months Ended
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
	(dollars in thousands)

Net Income	$56,947	$44,575	$88,249	$63,430
Income taxes	21,379	20,931	35,761	26,997
Interest expense, net	5,416	5,882	11,132	11,974
Depreciation and amortization	15,843	14,322	31,409	28,902
Equity in earnings of affiliates	31	(308)	(53)	(328)
Stock based compensation	4,010	3,060	7,279	5,999
Nut butter recall	—	7,267	—	30,110
European non-dairy beverage withdrawal	—	—	—	2,187
Fakenham inventory allowance for fire	—	900	—	900
Litigation expenses	—	128	—	373
UK factory start-up costs	—	3,289	743	6,021
Acquisition and integration related expenses	2,498	1,787	6,665	3,473
HPPC production interruption related to chiller breakdown	1,057	—	1,057	—
US warehouse consolidation project	—	—	426	—
Celestial Seasonings marketing support related to new packaging launch and Keurig transition	1,800	—	2,004	—
Tilda fire insurance recovery costs	—	—	230	—
Contingent consideration expense, net	—	—	—	282
Amortization of deferred packaging design	(100)	—	(304)	—
Gain on pre-existing ownership interest in HPPC	—	—	—	(5,334)
Adjusted EBITDA	$108,881	$101,833	$184,598	$174,986

Appendix B

Reconciliation of GAAP Results to Non-GAAP Measures

THE HAIN CELESTIAL GROUP, INC.
Reconciliation of GAAP Results to Non-GAAP Measures
(unaudited and in thousands, except per share amounts)

	Three Months Ended December 31,
	2015 GAAP	Adjustments	2015 Adjusted	2014 GAAP	Adjustments	2014 Adjusted

Net sales	$752,589	$—	$752,589	$696,383	$5,331	$701,714
Cost of sales	575,026	(841)	574,185	529,056	(5,089)	523,967
Operating expenses (a)	87,343	(1,800)	85,543	92,924	(2,560)	90,364
Acquisition related expenses, restructuring and integration charges, net	2,498	(2,498)	—	391	(391)	—
Operating Income	87,722	5,139	92,861	74,012	13,371	87,383
Interest and other expenses, net	9,365	(2,980)	6,385	8,814	(2,626)	6,188
Provision for income taxes	21,379	5,900	27,279	20,931	5,054	25,985
Net income	56,947	2,219	59,166	44,575	10,943	55,518
Earnings per share - diluted	0.55	0.02	0.57	0.43	0.11	0.54

(a) Operating expenses include amortization/impairment of acquired intangibles and selling, general, and administrative expenses.